Exhibit 3

December 11, 2025

Mr. Toni Rinnevaara

Partner & Chief Investment Officer

American Industrial Partners

Dear Toni:

We write in response to your letter dated November 18, 2025 to the Board of Directors of Rayonier Advanced Materials Inc. (the “Company”) regarding a proposal for the acquisition of the Company.

The Board of the Directors of the Company has reviewed your proposal and has determined that pursuit of the transaction contemplated by your proposal at this time is not in the best interest of the Company and its stockholders.

Best regards,

/s/ Lisa M. Palumbo
Lisa M. Palumbo
Chair of the Board of Directors